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Reply to the Attention of Direct Line Direct Fax Email Address Our File No. Date	Herbert (Herb) I. Ono 604.691.7493 604.893.2398 herbert.ono@mcmillan.ca 57826-18 August 26, 2011

By EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549-4628

Attention:         Brandon Hill, Attorney-Advisor

Dear Sirs/Mesdames:

Re:      I-Level Media Group Incorporated
            Preliminary Information Statement on Schedule 14C
            Filed August 3, 2011
            SEC File No. 000-52069

                         We write on behalf of I-Level Media Group Incorporated (the "Company") in reference to the Staff's letter of August 11, 2011 (the "Comment Letter") signed by Mr. Larry Spirgel, Assistant Director, Corporation Finance Division, United States Securities and Exchange Commission (the "Commission"), regarding the above-referenced Preliminary Information Statement on Schedule 14C. The Comment Letter requested that the Company provide a response to the Comment Letter by August 25, 2011, or advise Staff when the Company anticipates that it will provide the requested response. We apologize for the delay in responding.

                         We are informed by the Company that it is in the process of preparing its outstanding quarterly and annual reports on Forms 10-Q and 10-K, respectively, and that the Company anticipates that it would be in a position to file same, and to provide its response to the Comment Letter, no later than September 30, 2011.

Yours truly,

/s/ Herbert I. Ono

Herbert (Herb) I. Ono

HIO/

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